SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
JOHN W. MARTIN
SOREN LINDSTROM
BAKER BOTTS L.L.P.
2001 Ross Avenue, Suite 800
Dallas, Texas 75201
(214) 953-6500
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following documents relating to the proposed acquisition of Perot Systems Corporation by Dell Inc. are attached:
1.	Perot Systems John Harper All-Hands Meeting Call Script

2.	Perot Systems’ Applications Solutions and Insurance & Business Process Solutions Message to All APAC Associates

1.	Perot Systems John Harper All-Hands Meeting Call Script
Thank you for joining the call today. As you now know, yesterday, we announced that Dell has reached agreement to purchase Perot Systems for $30 per share, a 68 percent premium over Friday’s closing price. I want to spend a few minutes with you today to discuss what is happening and try to answer some of the questions that I have been asked during the past 24 hours. At this point, most of the details are not available. As we get further down the road and the picture becomes clearer, we will be able to have a more comprehensive and open dialog.
Today, I will share what information I have, but look forward to further communications and discussion as we move down the road.
For our company, we believe this transaction creates value for our shareholders. It also will create a great opportunity for our organization and associates. This combination brings together two complementary businesses that will form a powerful services organization with global reach and capabilities. Although we are the smaller of the two organizations, the Perot Systems team brings a tremendous amount of expertise to this new organization.
We have well established and proven processes for evaluating, pricing, selling, operating, and administering projects and large-scale services contracts. As this new 8 billion dollar services organization comes together, the expertise, experience, and vigor our associates bring every day will be very important to its success.
Peter Altabef will lead this organization, reporting to Michael Dell and becoming part of his executive leadership team. In my interactions with Mr. Dell, I found him to be warm, engaging person who is extremely passionate about growing our business, the services business, both organically and inorganically.
We have had the unbelievable privilege of being lead by an Industry icon for the last 21 years in Mr. Perot. That tradition was carried on by Ross Jr. and the entire Perot family. I have never been more proud to work for anyone as I have been to work for the Perot family.
We now have the great honor of working and learning from another industry icon in Michael Dell. Mr. Dell, much like Mr. Perot, started from scratch. He began his career in a small dorm room building PC’s and grew his company to be among the best in the world, a Fortune 30 company today. When business historians look back what will they say about this time in our business life. I think they will say how lucky were the associates of Perot Systems to have worked, learned and grown under these great men.
You will also see associates of Perot Systems in important roles in the new organization. This should help illustrate that the Perot Systems team brings something very valuable to this combination. Peter and our leadership will continue to be based in Plano.
As this organization comes together, there will be changes, although for our team there will be very little that changes in the near-term. We have a monthly close, a forecast, and an earnings release ahead of us, all of which require your continued outstanding contributions. As I look longer-term, I believe there will be increased opportunities for Finance as whole, but there will also be some areas where there is an overlap of functions and less opportunity. Just as I have always talked with you about exploring new areas and looking for new responsibilities, I will continue to emphasize this in the future.
I have had the opportunity to spend a significant amount of time with the man who will be leading us directly in the future, Brian Gladden. Brian is the Dell CFO and I have found Brian to be a great professional and an even better person. During the negotiation of this agreement Brian showed a level a professionalism and interest in our associates that makes me believe we will be in good hands. I look forward to learning a great deal from Brian.
The Finance teams in the IT and business process services industry are a special breed. With the uniqueness of each contract and our industry’s economics, we are trusted advisors to our operating teams and we are central to the business operations of our company. This is something that has not been lost on the Dell team and they want to keep that in place.
I personally look forward to helping to build this new organization and I hope you will too. I want everyone to know that we are very committed to you. As we move through this process, communication will continue to be important and I look forward to speaking with you more.
I want to thank this team for the outstanding work you have done for me over the last 2 years. It has truly been an honor and a privilege to serve and represent you. The level of performance of this team is un-matched in the industry and that was very evident to the Dell team.
I want to give a special thanks to the people who worked so hard on this project, never knowing why they were losing their weekends but never asking questions...just doing your job.
I also want that thank everyone that is participating in our annual quality process audit. Our guidelines and processes for performing our functions are very important to the consistency of our outputs. The Finance team has distinguished itself for its processes and the quality of its work. I understand that the audit is proceeding well and thank you for your hard work and commitment to this process.
As I noted earlier, there are more questions than answers at this point but if you have questions, I will do my best to answer.
Special Note:
The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this document has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this document that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Perot Systems’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Perot Systems, including the Solicitation/Recommendation Statement to be filed by Perot Systems. Perot Systems assumes no obligation and does not intend to update these forward-looking statements.

2.	Perot Systems’ Applications Solutions and Insurance & Business Process Solutions Message to All APAC Associates

Anurag’s Message to All APAC Associates

Dear Associates,
Two days back, we made a significant statement with the announcement of Dell’s intent to acquire Perot Systems. In case you have not, I would encourage you to read it online.
Throughout the history of Perot Systems, we have shared many experiences, decisions and opportunities along the path that has taken us to where we are today. Along with our values and culture, one of our driving forces is the entrepreneurial spirit instilled in us.
The Right Acquisition- Synergistic Capabilities
In more ways than one, it is the right acquisition, for our customers and both companies. The combination of both companies, which is expected to be completed later this year, will result in a more effective global provider of services across a broad range of industries, offering a full range of advanced solutions and expanded service and consulting capabilities. It is a compelling combination of two iconic information-technology brands that have similarly strong, relationship-based business cultures, and that are known for helping customers thrive by using IT for greater effectiveness and productivity.
Our Focus- Continue to delight our Customers with exceptional delivery
Our focus will remain on our customers and we need to continue to deliver on our commitments to them and to the company. The ‘Build on the core’ strategy remains in place and is as important as ever. This simplification of our systems will enable us to not only bring more innovation to the combined organization, but also free up capacity to take our experiences and expertise to our customers. When the acquisition is complete, Perot Systems’ skills and people can help us accelerate that strategy.

Transaction Specifics

•	Dell and Perot Systems have entered a definitive agreement for Dell to acquire Perot Systems in a transaction valued at $3.9 billion

•	Terms of the agreement were approved by boards of both companies

•	Pending regulatory approval, we anticipate the transaction will close in Dell’s fiscal 4th quarter and will be funded with existing cash

•	When the tender is over and we complete the transaction, Perot Systems will be a 100% subsidiary

Structure of combined company

•	Perot Systems, a Dell Company

•	After the transaction is closed, Dell directors are expected to consider Ross Perot Jr., Perot Systems’ Chairman, for appointment to Dell’s board

•	Perot Systems’ current CEO, Peter Altabef will head a services unit comprised of joint Perot Systems’ and Dell’s services units

•	Perot Systems leadership is committed to unlocking the synergies and the combined Services division will be run out of the Plano campus

Dell and Perot Systems have complementary and additive capabilities. For instance the headcount of the two organizations in India, if you look at the IT services division, is similar. Also, their capabilities are strong in supply chain processes and ours in other industry/horizontal markets. I believe that, for everyone in Dell IT and Perot Systems, it translates to the creation of several new career streams and opportunities and enables us to both deliver faster and better for our clients- both internal and external.
As this historic event unfolds, we need to continue to remain focused and committed to making this a resounding success and ensure smooth integration. Some of you may be involved in the planning for eventual integration with Perot Systems and I know your efforts will be critical in making it successful.

Let’s continue to focus on our customers and deliver superior execution and results. Don’t hesitate to come to me or our designated contact persons with any questions. I plan to communicate with you often, sharing details and developments on this news throughout the process. Thanks in advance for your support during this exciting and historic moment. As always, do continue to mail me your thoughts at anurag.jain2@ps.net.
Warm Regards,
Anurag

Designated Contact People
Rohit Puri-Rohit.Puri@ps.net
Kim Hartmann-Kim.Hartmann@ps.net
Manish Jain-Manish.Jain@ps.net

Special Note:
The description contained in this email is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this email has not commenced. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Forward-looking Statements:
Statements in this email that relate to future results and events are forward-looking statements based on Perot Systems’ current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Perot Systems’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including